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                                                                    EXHIBIT 99.4

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                                265 TURNER DRIVE
                                DURANGO, COLORADO



To Our Shareholders:

On May 10, 1999, Whitman's Candies, Inc. commenced an unsolicited tender offer for all of the outstanding shares of common stock of Rocky Mountain Chocolate Factory, Inc. at a price of $5.75 per share in cash.

YOUR BOARD OF DIRECTORS HAS DETERMINED THAT WHITMAN'S CANDIES' TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF ROCKY MOUNTAIN OR ITS SHAREHOLDERS. ACCORDINGLY, WE RECOMMEND THAT YOU REJECT THE TENDER OFFER AND NOT TENDER YOUR SHARES TO WHITMAN'S CANDIES.

Our recommendation that you REJECT Whitman's Candies' tender offer is based upon:

         A. A presentation by George K. Baum & Company ("GKB"), financial advisor to the Company, concerning the Company and the financial aspects of the offer, as well as the oral opinion of GKB stating that the offer is inadequate, from a financial point of view, to the Rocky Mountain shareholders.

         B. The fact that the Company is continuing to take steps to improve its near-term operating efficiency and profitability and is in the process of evaluating further distribution and marketing programs as part of a strategic plan to enhance shareholder value. As announced in March 1999, the Company is in the process of implementing a restructuring program to improve profitability.

         C. The Board's belief that the market price of the Company's shares has been adversely affected in the near-term primarily by nonrecurring events. Specifically, the market price for the Shares was adversely affected by the Company's announcement in March 1999 that its earnings per share for the fiscal year ended February 28, 1999 will be significantly lower than previously anticipated primarily as a result of nonrecurring events.

         D. The historical trading prices of the Company's shares, including the Board's belief that the trading price for the shares immediately prior to the announcement of the offer did not fully reflect the long-term value inherent in the Company. The offer represents a discount to Rocky Mountain's historic trading prices and multiples.



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IN SHORT, THE OFFER IS FINANCIALLY INADEQUATE. DO NOT LET WHITMAN'S CANDIES GAIN
THE VALUE OF YOUR INVESTMENT FOR ITS SHAREHOLDERS. We urge you to read carefully the Company's attached Schedule 14D-9 in its entirety, including the discussion of the reasons for your Board's recommendation and the analysis of George K.
Baum & Company, the Company's financial advisor.

WE AGAIN URGE YOU TO REJECT WHITMAN'S CANDIES' INADEQUATE OFFER. Any shares tendered into the tender offer may be withdrawn at any time before its expiration.

Your Board has also adopted a shareholder rights plan. The Board believes that the rights plan will provide the Company with additional time to negotiate with potential third-party acquirers, including Whitman's Candies, to consider alternatives to unsolicited proposed takeovers, and to ensure that any acquisition occurs on terms that provide fair value to the Company's shareholders. The rights plan is designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover. The rights plan is described in detail in the attached Schedule 14D-9.


Your Board of Directors thanks you for your continued support.

                                       Sincerely,


                                       /s/ Franklin E. Crail
                                       -----------------------------------------
                                       Franklin E. Crail
                                       Chairman of the Board
                                       On behalf of the Board of Directors